ELITE EXPRESS HOLDING INC.

August 18, 2025

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Cheryl Brown
Liz Packebusch
Myra Moosariparambil
Shannon Buskirk

Re:	Elite Express Holding Inc.
Registration Statement on Form S-1, as amended (File No. 333-286965)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Elite Express Holding Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 5:00 p.m., Eastern Time, on August 20, 2025, or as soon thereafter as practicable.

Very truly yours,

Elite Express Holding Inc.

By:	/s/ Yidan Chen
Name:	Yidan Chen
Title:	Chief Executive Officer, President and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC